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                           October 6, 2023

       Steven Reinharz
       Chief Executive Officer
       Artificial Intelligence Technology Solutions Inc.
       10800 Galaxie Avenue
       Ferndale, Michigan 48220

                                                        Re: Artificial
Intelligence Technology Solutions Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 29,
2023
                                                            File No. 333-274795

       Dear Steven Reinharz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Charli
Gibbs-Tabler at 202-551-6388 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Frederick Lehrer